--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            SUPERIOR SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                       ONYX SOLID WASTE ACQUISITION CORP.
                     an indirect wholly owned subsidiary of

                                    VIVENDI
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                  868316 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Henri Proglio
                            42, Avenue de Friedland
                              75380 Paris Cedex 08
                                     France
                              (011) 33-171-71-1000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                              David M. Kies, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE:

                    TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE**
                         $967,190,139                                                      $193,438

* For purposes of calculating the amount of the filing fee only. Based on the purchase of 35,821,857 shares of common stock, par value $.01 per share of Superior Services, Inc. (the "Common Stock"), including the associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $27.00 in cash. Such number of shares represents all Shares outstanding as of June 7, 1999, plus the number of Shares issuable upon the exercise of outstanding options as of such date.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50(th) of one percent of the aggregate Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None             Filing Party:  N/A
Form of Registration No.:  N/A              Date Filed:    N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

     CUSIP NO. 868316 10 0
       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Onyx Solid Waste Acquisition Corp.
       2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                                         (b) / /
       3.  SEC USE ONLY
       4.  SOURCE OF FUNDS
           AF
       5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)                                            / /
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           2,539,931*
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                             / /
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Approximately 7.8%
      10.  TYPE OF REPORTING PERSON
           CO

* On June 11, 1999, Vivendi ("Parent") and Onyx Solid Waste Acquisition Corp., an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into a Shareholder Tender Agreement with a shareholder (the "Shareholder") of Superior Services, Inc. (the "Company") who owns 2,539,931 shares of the common stock, par value $.01 per share, of the Company, including the associated rights to purchase common stock (the "Shares"), and who has agreed to tender in the Offer and not withdraw all such Shares owned by him. Pursuant to the Shareholder Tender Agreement, the Shareholder has granted to the Purchaser an option to purchase such Shares. This option is not currently exercisable, but will become exercisable upon the occurrence of certain events specified in the Shareholder Tender Agreement. The Shareholder Tender Agreement is described in Section 11 of the Offer to Purchase. Parent and the Purchaser disclaim beneficial ownership of Shares that are purchasable by the Purchaser upon exercise of the option granted pursuant to the Shareholder Tender Agreement, because such option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of the date hereof. If the option granted pursuant to the Shareholder Tender Agreement were exercised, the Purchaser would have sole right to vote or dispose of the Shares issued or acquired as a result of such exercise.

                                 SCHEDULE 14D-1

     CUSIP NO. 868316 10 0
       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Vivendi
       2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                                         (b) / /
       3.  SEC USE ONLY
       4.  SOURCE OF FUNDS
           WC
       5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)                                            / /
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           France
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           8,980,584*
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                             / /
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Approximately 27.7%
      10.  TYPE OF REPORTING PERSON
           CO

* On June 11, 1999, Parent entered into a Stock Option Agreement with the Company, pursuant to which the Company granted to Parent an option (the
     "Option") to purchase 6,440,653 Shares, at an exercise price of $23.75 per share. The Option is not currently exercisable but would become exercisable upon the occurrence of certain events set forth in the Stock Option Agreement. On June 11, 1999, Parent and the Purchaser also entered into a Shareholder Tender Agreement with a shareholder (the "Shareholder") of the Company who owns 2,539,931 Shares and who has agreed to tender in the Offer and not withdraw all Shares owned by him. In addition, pursuant to the Shareholder Tender Agreement, the Shareholder has granted to the Purchaser an option to purchase such Shares. This option is not currently exercisable, but will become exercisable upon the occurrence of certain events specified in the Shareholder Tender Agreement. The Stock Option Agreement and the Shareholder Tender Agreement are described in Section 11 of the Offer to Purchase. Parent and the Purchaser disclaim any beneficial ownership of Shares that are purchasable by Parent or the Purchaser upon exercise of the Option, because the Option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of this date. Parent and the Purchaser also disclaim beneficial ownership of Shares that are purchasable by the Purchaser upon exercise of the option granted pursuant to the Shareholder Tender Agreement, because such option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of this date. If either the Option or the option granted pursuant to the Shareholder Tender Agreement were exercised, Parent or the Purchaser, respectively, would have sole right to vote or dispose of the Shares issued or acquired as a result of such exercise.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

(a)         The name of the subject company is Superior Services, Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 125 South 84th Street, Suite 200, Milwaukee, Wisconsin 53214.

(b)         The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company, including the associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"). Reference is made to the information set forth in the Introduction, Section 1 ("Terms of the Offer") and Section 11
            ("Purpose of the Offer; Plans for the Company; the Merger; the Merger
            Agreement; the Stock Option Agreement; the Shareholder Tender Agreement;
            Employment Agreements") of the Offer to Purchase annexed hereto as Exhibit
            (a)(1) (the "Offer to Purchase), which is incorporated herein by reference.

(c)         Reference is made to the information set forth in Section 6 ("Price Range of
            Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d);
(g)         Reference is made to the information set forth in the Introduction, Section
            9 ("Certain Information Concerning the Purchaser and Parent") and Schedule A
            of the Offer to Purchase, which is incorporated herein by reference.

(e)-(f)     During the last five years, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule A of the Offer to Purchase has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)-(b)     Reference is made to the information set forth in the Introduction, Section
            9 ("Certain Information Concerning the Purchaser and Parent"), Section 10
            ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the
            Stock Option Agreement; the Shareholder Tender Agreement; Employment
            Agreements") and Section 12 ("Rights Agreement") of the Offer to Purchase,
            which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)     Reference is made to the information set forth in Section 13 ("Source and
            Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

(c)         Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(g)     Reference is made to the information set forth in the Introduction, Section
            7 ("Effect of the Offer on Market for the Shares, Stock Exchange Listing,
            and Exchange Act Registration"), Section 10 ("Background of the Offer;
            Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for
            the Company; the Merger; the Merger Agreement; the Stock Option Agreement;
            the Shareholder Tender Agreement; Employment Agreements") and Section 12
            ("Rights Agreement") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)     Reference is made to the information set forth in Section 9 ("Certain
            Information Concerning the Purchaser and Parent") of the Offer to Purchase,
            which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            Reference is made to the information set forth in the Introduction, Section
            9 ("Certain Information Concerning the Purchaser and Parent"), Section 10
            ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the
            Stock Option Agreement; the Shareholder Tender Agreement; Employment
            Agreements"), Section 12 ("Rights Agreement") and Section 15 ("Certain Legal
            Matters") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            Reference is made to the information set forth in Section 16 ("Fees and
            Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

            Reference is made to the information set forth in Section 9 ("Certain
            Information Concerning the Purchaser and Parent") of the Offer to Purchase,
            which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

(a)         Reference is made to the information set forth in the Introduction, Section
            10 ("Background of the Offer; Contacts with the Company"), Section 11
            ("Purpose of the Offer; Plans for the Company; the Merger; the Merger
            Agreement; the Stock Option Agreement; the Shareholder Tender Agreement;
            Employment Agreements") and Section 12 ("Rights Agreement") of the Offer to
            Purchase, which is incorporated herein by reference.

(b)-(c)     Reference is made to the information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the
            Stock Option Agreement; the Shareholder Tender Agreement; Employment
            Agreements") and Section 15 ("Certain Legal Matters") of the Offer to
            Purchase, which is incorporated herein by reference.

(d)         Reference is made to the information set forth in Section 7 ("Effect of the
            Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act
            Registration") of the Offer to Purchase, which is incorporated herein by reference.

(e)         Not applicable.

(f)         Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated June 18, 1999.
(a)(2)     Letter of Transmittal.
(a)(3)     Form of letter, dated June 18, 1999, to brokers, dealers, commercial banks, trust companies and nominees.
(a)(4)     Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.
(a)(5)     Notice of Guaranteed Delivery.
(a)(6)     IRS Guidelines to Substitute Form W-9.
(a)(7)     Text of press release, dated June 14, 1999, announcing tender offer.
(a)(8)     Form of newspaper advertisement, dated June 18, 1999, published in THE WALL
           STREET JOURNAL.
(b)        None.
(c)(1)     Agreement and Plan of Merger, dated as of June 11, 1999, among Parent, the
           Company, and the Purchaser.
(c)(2)     Shareholder Tender Agreement, dated as of June 11, 1999, among Parent, the
           Purchaser and Mr. Joseph P. Tate.
(c)(3)     Stock Option Agreement, dated as of June 11, 1999, between Parent and the
           Company.
(c)(4)     Employment Agreement among Parent, the Company and G. William Dietrich.
(c)(5)     Employment Agreement among Parent, the Company and George K. Farr.
(c)(6)     Employment Agreement among Parent, the Company and Peter J. Ruud.
(d)        None.
(e)        None.
(f)        None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999

                                VIVENDI

                                By:  /s/ HENRI PROGLIO
                                     -----------------------------------------
                                Name: Henri Proglio
                                Title: Senior Executive Vice President

                                ONYX SOLID WASTE ACQUISITION CORP.

                                By:  /s/ DENIS GASQUET
                                     -----------------------------------------
                                Name: Denis Gasquet
                                Title: Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT                                                                                                         PAGE
NUMBER                                             EXHIBIT NAME                                                NUMBER
---------  ---------------------------------------------------------------------------------------------  -----------------

(a)(1)     Offer to Purchase, dated June 18, 1999.

(a)(2)     Letter of Transmittal.

(a)(3)     Form of letter, dated June 18, 1999, to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)     Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

(a)(5)     Notice of Guaranteed Delivery.

(a)(6)     IRS Guidelines to Substitute Form W-9.

(a)(7)     Text of press release, dated June 14, 1999, announcing tender offer.

(a)(8)     Form of newspaper advertisement, dated June 18, 1999, published in THE WALL STREET JOURNAL.

(b)        None.

(c)(1)     Agreement and Plan of Merger, dated as of June 11, 1999, among Parent, the Company, and the
           Purchaser.

(c)(2)     Shareholder Tender Agreement, dated as of June 11, 1999, among Parent, the Purchaser and Mr.
           Joseph P. Tate.

(c)(3)     Stock Option Agreement, dated as of June 11, 1999, between Parent and the Company.

(c)(4)     Employment Agreement among Parent, the Company and G. William Dietrich.

(c)(5)     Employment Agreement among Parent, the Company and George K. Farr.

(c)(6)     Employment Agreement among Parent, the Company and Peter J. Ruud.

(d)        None.

(e)        None.

(f)        None.